Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended
	March 31,
	2017	2016

Net income	$383,377	$266,581

Preferred Stock dividend requirements	(22,390)	(16,578)

Net income attributable to common stockholders	$360,987	$250,003

Basic Weighted average number of common
shares outstanding	17,808,569	17,627,586

Preferred Stock Common Share Equivalents	1,236,160	1,236,160

Dilutive Stock Options outstanding for the Period	169,392	174,293

Dilutive Warrants outstanding for the Period	484,269	420,802

Diluted Weighted average number of common and equivalent shares outstanding	19,698,390	19,458,841

Basic and Diluted Net income per common share	$0.02	$0.01